Exhibit 12.1
Equity Office Properties Trust
Statement of Earnings to Fixed Charges
(Dollars in thousands)

	For the years ended December 31,
	2005	2004	2003	2002	2001
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sales of real estate	$97,213	$204,018	$334,637	$433,764	$334,723

Plus Fixed Charges:
Interest expense	819,868	833,393	806,812	795,179	710,327
Capitalized interest	441	4,648	10,089	21,447	25,871
Loan amortization cost	11,857	15,284	6,492	4,422	14,622

Fixed charges	832,166	853,325	823,393	821,048	750,820

Plus amortization of capitalized interest	1,764	1,790	1,490	1,345	1,165
Plus distributed income of investments in unconsolidated joint ventures	52,690	66,829	87,268	129,753	82,409
Less capitalized interest	(441)	(4,648)	(10,089)	(21,447)	(25,871)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(2,263)	(2,070)	(2,217)	(2,345)	(2,333)

Total	51,750	61,901	76,452	107,306	55,370

Earnings	$981,129	$1,119,244	$1,234,482	$1,362,118	$1,140,913

Fixed charges	$832,166	$853,325	$823,393	$821,048	$750,820

Earnings to fixed charges	1.2	1.3	1.5	1.7	1.5